EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

Thirteen weeks ended August 27, 2006

Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$167.8
Add/(deduct):
Fixed charges	80.4
Distributed income of equity method investees	1.6
Capitalized interest	(1.5)
Earnings available for fixed charges (a)	$248.3

Fixed charges:
Interest expense	$64.6
Capitalized interest	1.5
One third of rental expense (1)	14.3
Total fixed charges (b)	$80.4

Ratio of earnings to fixed charges (a/b)	3.1

(1)             Considered to be representative of interest factor in rental expense.

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